As filed pursuant to Rule 424(b)(3)
Registration No. 333-140110
PROSPECTUS
NEXMED, INC.
19,143,800 SHARES
COMMON STOCK

This prospectus relates to the resale, from time to time, of up to 19,143,800 shares of Common Stock of NexMed, Inc., a Nevada corporation, all of which are being offered by the selling shareholders named in this prospectus. 13,317,000 shares consist of shares of Common Stock and 5,826,800 shares consist of shares issuable pursuant to related warrants dated December 20, 2006 and warrants dated November 30, 2006. See “Selling Shareholders” at page 12.

All net proceeds from the sale of the shares of Common Stock offered by this prospectus will go to the selling shareholders; we will not receive any proceeds from such sales.

Our principal executive offices are at 89 Twin Rivers Drive East Windsor, New Jersey 08520 and our telephone number is (609) 371-8123.

Our Common Stock is listed on the Nasdaq Capital Market under the ticker symbol “NEXM”. On February 14, 2007, the last reported sale price of our Common Stock was $1.40 per share.

THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 5, IN DETERMINING WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is February 14, 2007

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by NexMed, Inc., any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, and we have an internet website address at http://www.nexmed.com. You may read and copy any document we file at the Securities and Exchange Commission's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission at 100 F Street, N.E, Washington, D.C. 20549 or obtain copies of such documents from the Securities and Exchange Commission's website at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information in documents we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the Securities and Exchange Commission automatically will update and supersede such information. We hereby incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of the securities covered by this prospectus, as amended:

(1)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

(2)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

(3)
Our Current Reports on Form 8-K filed with the SEC on January 6, 2006, January 12, 2006, January 27, 2006, March 13, 2006, March 17, 2006, May 9, 2006, May 19, 2006, June 1, 2006, June 8, 2006, June 28, 2006, July 3, 2006, August 9, 2006, October 10, 2006, November 6, 2006, November 9, 2006, November 17, 2006, December 4, 2006, December 21, 2006, January 22, 2007 and January 30, 2007;

(4)
The description of our articles of incorporation and bylaws, both contained in our Registration Statement on Form 10-SB (File No. 0-22245), dated March 14, 1997, including any amendment or report filed for the purpose of updating such information; and

(5)
The description of our securities contained in our Registration Statement on Form S-3 (File No. 333-46976), dated September 29, 2000, including any amendment or report filed for the purpose of updating such information.

You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by writing or telephoning our executive offices at the following address:

NEXMED, INC.
89 TWIN RIVERS DRIVE
EAST WINDSOR, NEW JERSEY 08520
ATTN: MS. VIVIAN LIU
(609) 371-8123

You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling shareholders have agreed not to make an offer of these shares in any state that prohibits such an offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the cover page of such documents.

All references in this prospectus to “NexMed,” the “Company,” “us,” “our,” “registrant,” or “we” include NexMed, Inc., a Nevada corporation, and any subsidiaries or other entities that we own or control. All references in this prospectus to “Common Stock” refer to our Common Stock, par value $.001 per share.

The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus or incorporated by reference in this prospectus.

INFORMATION ABOUT US

General.

We are a Nevada corporation and have been in existence since 1987. Since 1994, we have positioned ourselves as a pharmaceutical and medical technology company with a focus on developing and commercializing therapeutic products based on proprietary delivery systems. We are currently focusing our efforts on new and patented topical pharmaceutical products based on a penetration enhancement drug delivery technology known as NexACT®, which may enable an active drug to be better absorbed through the skin.

The NexACT® transdermal drug delivery technology is designed to enhance the absorption of an active drug through the skin, overcoming the skin's natural barrier properties and enabling high concentrations of the active drug to rapidly penetrate the desired site of the skin or extremity. Successful application of the NexACT® technology would improve therapeutic outcomes and reduce systemic side effects that often accompany oral and injectable medications. We intend to continue our efforts developing topical treatments based on the application of NexACT® technology to drugs: (1) previously approved by the FDA, (2) with proven efficacy and safety profiles, (3) with patents expiring or expired and (4) with proven market track records and potential.

We have applied the NexACT® technology to a variety of compatible drug compounds and delivery systems, and are in various stages of developing new topical treatments for sexual dysfunction, nail fungus, and premature ejaculation.

On September 15, 2005, we announced an exclusive global licensing agreement with Novartis International Pharmaceutical Ltd. (“Novartis”), for NM100060, our proprietary nail lacquer treatment for onychomycosis (nail fungal infection). Under the agreement, Novartis acquired the exclusive worldwide rights to NM100060 and has assumed all further development, regulatory, manufacturing and commercialization responsibilities as well as costs. Novartis agreed to pay us up to $51 million in upfront and milestone payments on the achievement of specific development and regulatory milestones, including an initial cash payment of $4 million at signing. In addition, we are eligible to receive royalties based upon the level of sales achieved. On December 14, 2006, Novartis commenced patient screening for the pivotal Phase 3 clinical trials for NM100060. We anticipate that Novartis will commence dosing patients in early 2007.

The most advanced of our products under development is Alprox-TD® which is an alprostadil-based cream treatment intended for patients with erectile dysfunction. In December 2002, we completed our two pivotal Phase 3 studies for Alprox-TD® that tested over 1,700 patients at 85 sites throughout the U.S. We announced in 2006 that we have developed a room temperature stable Alprox-TD®. We believe the opportunity to distribute a non-refrigerated alprostadil product will be attractive for potential licensing partners. However, even if we attract a potential partner, consummation of a commercialization arrangement is subject to complex negotiations of contractual relationships, and we may not be able to consummate such relationship on a timely basis, or on terms acceptable to us.

On July 1, 2004, we entered into a license, supply and distribution agreement with Schering AG, Germany (“Schering”). This agreement provided Schering with exclusive commercialization rights to Alprox-TD® in approximately 75 countries outside of the U.S. On June 20, 2006, Schering elected to terminate the agreement without cause. We believe that Alprox-TD is no longer a strategic fit for Schering due to its impending merger with Bayer AG. In connection with the termination, Schering paid us a termination fee of 500,000 Euros or approximately $627,000.

With input from independent consultants and legal counsels, we are pursuing a new regulatory strategy for Alprox-TD® which includes the filing of the New Drug Application in the United States, New Drug Submission in Canada, and Marketing Authorization Application in Europe during first half of 2007. Our intention is to petition the regulatory authorities to accept the safety data of Alprox-TD based on our clinical database of over 3,000 patients, in lieu of a one-year open-label study indicated by ICH (International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use) guidance. We believe our strategy is aggressive but has a reasonable likelihood of success. We anticipate that the cost to prepare all of the relevant dossiers and assemble the regulatory approval applications in the U.S., Canada and Europe will be approximately $1.9 million. However, we cannot be certain that our applications with the appropriate regulatory authorities will be accepted for filing, and it is also possible that even if our applications have been accepted, we may not be successful in convincing the regulatory authorities to accept our position.

In our ongoing discussions with several potential licensing partners, we have continued to discuss conducting the open-label study as part of risk management for the product whereby we would have the twelve-month safety data available should the FDA not accept our position of filing the NDA with our current safety data. We would require additional funding in connection with conducting an open-label study, as we do not have the finances available at this time to conduct such study, which is estimated to cost $5 million. Such funding through a new partnership and/or other financing opportunities may not be available on acceptable terms, if at all.

Alprox-TD® has been selling in China and in Hong Kong since October 2001 and April 2002, respectively, under the Befar trademark. The product is manufactured and marketed by a local affiliate of Vergemont International Limited, our Asian licensee. We are entitled to receive from our Asian licensee very modest royalty payments in connection with the distribution of Befar® in China and other Asian markets if and when Befar® is approved for marketing in such other markets. The sale of Befar® has been limited for several reasons including that China has a limited number of patients who can afford erectile dysfunction treatments.

We are also developing Femprox®, which is an alprostadil-based cream product intended for the treatment of female sexual arousal disorder. We have completed one U.S. Phase 2 study for Femprox®, and also a 400-patient study for Femprox® in China, where the cost for conducting clinical studies is significantly lower than in the U.S. We have been in contact with several potential co-development partners. We do not intend to conduct additional studies for this product until we have secured a co-development partner.

On December 15, 2005, we announced the departure of Dr. Y. Joseph Mo as President and Chief Executive Officer of the Company. On January 12, 2006, we announced the appointment of Richard J. Berman, who has served on the Board of Directors since 2002, as Chief Executive Officer of the Company. The Board of Directors mandated Mr. Berman to improve the Company’s financial condition and focus its development efforts.

As a result, we have significantly reduced our monthly cash expenses by streamlining our operations and met our goal of achieving a monthly cash “burn rate” of approximately $500,000 by mid-2006. We have consolidated our operations into our East Windsor facility which was originally designed for manufacturing with offices and laboratories. The consolidation in facilities will result in savings to us of approximately $600,000 per year. Further, we have reduced our staff by approximately 50% which, with reductions made in December 2005 and March 2006, we expect will result in annual savings of approximately $2.8 million.

We have also analyzed our product pipeline for opportunities to license or divest some of our products under development, with the goal of focusing our attention on product opportunities that would replicate the model of our licensed anti-fungal nail treatment. We have decided to concentrate our development efforts on our non-patch topical products.

In December 2006, we completed a private placement of common stock and warrants which yielded gross proceeds to us of approximately $8.6 million. The successful completion of this placement significantly strengthened our cash position, giving us approximately 22 months in cash reserves at current levels of operations. This projection is based on a number of assumptions, including an estimated monthly “burn rate” for 2007 of approximately $450,000. If we are unable to achieve these objectives, additional financing will be required. Our cash position as of January 18, 2007 was approximately $11.7 million.

Research and Development

Our research and development expenses for the years ended December 31, 2005, 2004, 2003 were $11,222,099, $10,684,477 and $8,439,340, respectively, and our research and development expenses for the nine months ended September 30, 2006 were $3,925,827. Since January 1, 1994, when we repositioned ourselves as a medical and pharmaceutical technology company, through September 30, 2006 we have spent $84,967,091 on research and development.

Patents

We have twelve U.S. patents either acquired or received out of a series of patent applications that we have filed in connection with our NexACT® technology and our NexACT-based products under development. To further strengthen our global patent position on our proprietary products under development, and to expand the patent protection to other markets, we have filed under the Patent Cooperation Treaty, corresponding international applications for our issued U.S. patents and pending U.S. patent applications.

The following table identifies our twelve U.S. patents issued for NexACT® technology and/or our NexACT®-based products under development, and the year of expiration for each patent:

Patent Name	Expiration Date

Biodegradable Absorption Enhancers	2008
Biodegradable Absorption Enhancers	2009
Compositions and Methods for Amelioration of Human Female Sexual Dysfunction	2017
Topical Compositions for PGE1 Delivery	2017
Topical Compositions for Non-Steroidal Anti-Inflammatory Drug Delivery	2017
Medicament Dispenser	2019
Crystalline Salts of dodecyl 2-(N, N-Dimethylamino)	2019
Topical Compositions Containing Prostaglandin E1	2019
CIP: Topical Compositions Containing Prostaglandin E1	2019
Prostaglandin Composition and Methods of Treatment of Male Erectile Dysfunction	2020
CIP: Prostaglandin Composition and Methods of Treatment of Male Erectile Dysfunction	2020
Topical Stabilized Prostaglandin E Compound Dosage Forms	2023

In July 2006, we announced a Notice of Allowance from the U.S. Patent & Trademark Office for our U.S. patent application entitled, “Prostaglandin Compositions & Methods of Treatment for Male Erectile Dysfunction.” The patent, when issued, provides coverage until 2017. In addition, we have over 200 International patents and U.S. and International patent applications pending.

RISK FACTORS

FACTORS THAT COULD AFFECT OUR FUTURE RESULTS

RISKS RELATED TO THE COMPANY

We continue to incur operating losses.

Our current business operations began in 1994 and we have a limited operating history. We may encounter delays, uncertainties and complications typically encountered by development stage businesses. We have generated minimal revenues from the limited sales of Befar® in Asia and research and development agreements and have received an initial $4 million payment from Novartis, but have not marketed or generated revenues in the U.S. from our products under development. We are not profitable and have incurred an accumulated deficit of $123,604,600 since our inception and through September 30, 2006. Our ability to generate revenues and to achieve profitability and positive cash flow will depend on the successful licensing or commercialization of our products currently under development. However, even if we eventually generate revenues from sales of our products currently under development or from licensing fees, we expect to incur significant operating losses over the next several years. Our ability to become profitable will depend, among other things, on our (1) development of our proposed products, (2) obtaining of regulatory approvals of our proposed products on a timely basis and (3) success in licensing, manufacturing, distributing and marketing our proposed products.

Our independent registered public accounting firm expressed doubt as to our ability to continue as a going concern.

As a result of our losses to date, expected losses in the future, limited capital resources and accumulated deficit, PricewaterhouseCoopers LLP, our independent registered public accounting firm until November 2006, concluded that there is substantial doubt as to our ability to continue as a going concern, and accordingly, modified their report on our December 31, 2005 consolidated financial statements included in our annual report on Form 10-K in the form of an explanatory paragraph describing the events that have given rise to this uncertainty. These factors may make it more difficult for us to obtain additional funding to meet our obligations. Our continuation is dependent upon our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. We anticipate that we will continue to incur significant losses at least until successful commercialization of one or more of our products, and we may never operate profitably in the future.

We will need partnering agreements and significant funding to continue with our research and development efforts, and they may not be available.

Our research and development expenses for the years ended December 31, 2005, 2004, 2003 were $11,222,099, $10,684,477 and $8,439,340, respectively, and our research and development expenses for the nine months ended September 30, 2006 were $3,925,827. Since January 1, 1994, when we repositioned ourselves as a medical and pharmaceutical technology company, through September 30, 2006 we have spent $84,967,091 on research and development. Given our current level of cash reserves and low rate of revenue generation, we will not be able to fully advance our products under development unless we enter into additional partnering agreements. If we are successful in entering into additional partnering agreements for our products under development, we may receive milestone payments, which will offset some of our research and development expenses.

We will also need significant funding to pursue our overall product development plans, even if we ultimately enter into partnering arrangements with respect to such products. In general, products we plan to develop will require significant time-consuming and costly research and development, clinical testing, and regulatory approval prior to their commercialization. Even with funding or partnering, research and development activities may not be successful; our products may not prove to be safe and effective; clinical development work may not be completed; and the anticipated products may not be commercially viable or successfully marketed.

We currently have no sales force or marketing organization and will need, but may not be able, to attract marketing partners or afford qualified or experienced marketing and sales personnel.

In order to market our proprietary products under development, we will need to attract additional marketing partner(s) that will need to spend significant funds to inform potential customers, including third-party distributors, of the distinctive characteristics and benefits of our products. Our operating results and long term success will depend, among other things, on our ability to establish (1) successful arrangements with domestic and additional international distributors and marketing partners and (2) an effective internal marketing organization. Consummation of partnering arrangements is subject to the negotiation of complex contractual relationships, and we may not be able to negotiate such agreements on a timely basis, if at all, or on terms acceptable to us.

Pre-clinical and clinical trials are inherently unpredictable. If we or our partners do not successfully conduct these trials, we or our partners may be unable to market our products.

Through pre-clinical studies and clinical trials, our products must be demonstrated to be safe and effective for their indicated uses. Results from pre-clinical studies and early clinical trials may not allow for prediction of results in later-stage testing. Future clinical trials may not demonstrate the safety and effectiveness of our products or may not result in regulatory approval to market our products. Commercial sales in the United States of our products cannot begin until final FDA approval is received. The failure of the FDA to approve our products for commercial sales will have a material adverse effect on our prospects.

We depend on Novartis to realize the potential of NM100060, and, if we successfully enter into similar licensing agreements for other products, we will similarly be dependent upon our other partners.

In September 2005, we announced a global licensing agreement with Novartis, pursuant to which Novartis acquired the exclusive worldwide rights to NM100060, our topical anti-fungal nail treatment product, and agreed to pay us up to $51 million on the achievement of specific development and regulatory milestones and assume all costs and responsibilities related to NM100060. In addition, Novartis agreed to pay us royalties based upon the level of sales achieved. To date, we have received $4 million from Novartis. In order to realize the full potential of NM100060, we will depend upon Novartis for the development, manufacturing and commercialization of NM100060 and for obtaining regulatory approval of NM100060. In addition, many of the milestones upon which the Company would receive payment are based upon the satisfaction of criteria set by Novartis and the determination by Novartis to seek regulatory approval for the drug. Novartis may terminate the licensing agreement, in its entirety or on a country-by-country basis, by providing the Company up to 180 days notice. However, in such case Novartis would be obligated to complete the first Phase 3 clinical trial for the product and the rights to NM100060 would then revert back to NexMed. Since we intend to pursue similar licensing arrangements for other products, we will similarly be dependent on our partners to realize the full potential of such products.

Patents and intellectual property rights are important to us but could be challenged.

Proprietary protection for our pharmaceutical products is of material importance to our business in the U.S. and most other countries. We have sought and will continue to seek proprietary protection for our products to attempt to prevent others from commercializing equivalent products in substantially less time and at substantially lower expense. Our success may depend on our ability to (1) obtain effective patent protection within the U.S. and internationally for our proprietary technologies and products, (2) defend patents we own, (3) preserve our trade secrets, and (4) operate without infringing upon the proprietary rights of others. In addition, we have agreed to indemnify our partners for certain liabilities with respect to the defense, protection and/or validity of our patents and would also be required to incur costs or forego revenue if it is necessary for our partners to acquire third party patent licenses in order for them to exercise the licenses acquired from us.

We have twelve U.S. patents either acquired or received out of a series of patent applications that we have filed in connection with our NexACT® technology and our NexACT-based products under development. To further strengthen our global patent position on our proprietary products under development, and to expand the patent protection to other markets, we have filed under the Patent Cooperation Treaty, corresponding international applications for our issued U.S. patents and pending U.S. patent applications.

While we have obtained patents and have several patent applications pending, the extent of effective patent protection in the U.S. and other countries is highly uncertain and involves complex legal and factual questions. No consistent policy addresses the breadth of claims allowed in or the degree of protection afforded under patents of medical and pharmaceutical companies. Patents we currently own or may obtain might not be sufficiently broad to protect us against competitors with similar technology. Any of our patents could be invalidated or circumvented.

While we believe that our patents would prevail in any potential litigation, the holders of competing patents could determine to commence a lawsuit against us and even prevail in any such lawsuit. Litigation could result in substantial cost to and diversion of effort by us, which may harm our business. In addition, our efforts to protect or defend our proprietary rights may not be successful or, even if successful, may result in substantial cost to us.

We and our licensees depend upon third party manufacturers for chemical manufacturing supplies.

We and our licensees are dependent on third party chemical manufacturers for the active drugs in our NexACT®-based products under development, and for the supply of our NexACT® enhancers that are essential in the formulation and production of our topical products on a timely basis and at satisfactory quality levels. If our validated third party chemical manufacturers fail to produce quality products on time and in sufficient quantities, our results would suffer, as we or our licensees would encounter costs and delays in revalidating new third party suppliers.

We face severe competition.

We are engaged in a highly competitive industry. We and our licensees can expect competition from numerous companies, including large international enterprises, and others entering the industry with regard to our products. Most of these companies have greater research and development, manufacturing, marketing, financial, technological, personnel and managerial resources. Acquisitions of competing companies by large pharmaceutical or healthcare companies could further enhance such competitors' financial, marketing and other resources. Competitors may complete clinical trials, obtain regulatory approvals and commence commercial sales of their products before we could enjoy a significant competitive advantage. Products developed by our competitors may be more effective than our products.

We may be subject to potential product liability and other claims, creating risks and expense.

We are also exposed to potential product liability risks inherent in the development, testing, manufacturing, marketing and sale of human therapeutic products. Product liability insurance for the pharmaceutical industry is extremely expensive, difficult to obtain and may not be available on acceptable terms, if at all. We currently have liability insurance to cover claims related to our products that may arise from clinical trials, with coverage of $1 million for any one claim and coverage of $3 million in total, but we do not maintain product liability insurance and we may need to acquire such insurance coverage prior to the commercial introduction of our products. If we obtain such coverage, we have no guarantee that the coverage limits of such insurance policies will be adequate. A successful claim against us if we are uninsured, or which is in excess of our insurance coverage, if any, could have a material adverse effect upon us and on our financial condition.

Our stock may be delisted from Nasdaq, which may make it more difficult for you to sell your shares.

Our Common Stock traded on the Nasdaq Global Market through November 7, 2006. NASD Marketplace Rule 4450 provides that a company must comply with continuing listing criteria to maintain its Nasdaq listing. On October 4, 2006, the Company was notified by The Nasdaq Stock Market (“Nasdaq”) that for the previous 10 consecutive trading days the market value of the Company’s Common Stock had been below the minimum $50,000,000 requirement for continued inclusion by Marketplace Rule 4450(b)(1)(A). In addition, the Company did not comply with the alternative continued listing criteria provided in Marketplace Rule 4450(b)(1)(B), which requires total assets and total revenue of $50,000,000 each for the most recently completed fiscal year or two of the last three most recently completed fiscal years. Pursuant to Marketplace Rule 4450(e)(4), the Company was provided with 30 calendar days, or until November 3, 2006, to regain compliance.

In addition, included in Nasdaq’s continued listing criteria is a minimum bid price per share of $1.00. Failure to maintain such price for 30 consecutive days and beyond a grace period of 180 days could lead to delisting from the Nasdaq Global Market. On May 3, 2006, we were notified by Nasdaq that for the previous 30 consecutive trading days our common stock has closed below the minimum $1.00 per share requirement for continued inclusion by Marketplace Rule 4450(b)(4). Pursuant to Marketplace Rule 4450(e)(2), the Company was provided 180 calendar days, or until October 30, 2006, to regain compliance.

On October 31, 2006, the Company was notified by Nasdaq that it has not regained compliance in accordance with Marketplace Rule 4450(b)(4) as the bid price of its common stock had not closed at more than $1.00 per share for a minimum of 10 consecutive business days over the previous 180 day period ended October 30, 2006. Additionally, the Company also received a staff determination letter indicating that it has not regained compliance with Marketplace Rule 4450(b)(1)(A) as the market value of listed securities was not at least $50 million for a minimum of 10 consecutive business days over the previous 30 day period ended November 3, 2006.

In accordance with the rules of the Nasdaq Capital Market, NexMed submitted an application to transfer the listing of its securities from the Nasdaq Global Market to the Nasdaq Capital Market (previously, the Nasdaq SmallCap Market). The transfer application was approved effective November 8, 2006 and NexMed was notified that it has been afforded an additional compliance period of 180 days, up to April 30, 2007, in order to comply with the continued listing requirements of the Nasdaq Capital Market. Accordingly, NexMed’s common stock must achieve a minimum bid price of $1.00 for a minimum of 10 consecutive days during the 180 day period ended April 30, 2007 in order to maintain its listing on the Nasdaq Capital Market.

If we fail to meet the continued listing requirements of the Nasdaq Capital Market by April 30, 2007 then our stock would be considered a penny stock under regulations of the Securities and Exchange Commission and would therefore be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our Common Stock, which could severely limit the market liquidity of the Common Stock and your ability to sell our securities in the secondary market. In addition, if we fail to maintain our listing on Nasdaq or any other United States securities exchange, quotation system, market or over-the-counter bulletin board, we will be subject to cash penalties under investor rights agreements to which we are a party until a listing is obtained.

INDUSTRY RISKS

We are vulnerable to volatile market conditions.

The market prices for securities of biopharmaceutical and biotechnology companies, including ours, have been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, future announcements, such as the results of testing and clinical trials, the status of our relationships with third-party collaborators, technological innovations or new therapeutic products, governmental regulation, developments in patent or other proprietary rights, litigation or public concern as to the safety of products developed by us or others and general market conditions, concerning us, our competitors or other biopharmaceutical companies, may have a significant effect on the market price of our Common Stock.

The following table sets forth the range of the high and low sales prices of our Common Stock as reported by NASDAQ for each quarter from January 1, 2005 to December 31, 2006. On February 14, 2007, the closing price of our Common Stock was $1.40.

Price of Common Stock ($)
High	Low

2005
First Quarter	1.57	1.02
Second Quarter	1.45	1.06
Third Quarter	2.56	1.25
Fourth Quarter	1.63	0.71

2006
First Quarter	1.15	0.65
Second Quarter	0.90	0.47
Third Quarter	0.91	0.60
Fourth Quarter	0.84	0.48

2007
First Quarter (through February 14, 2007)	1.64	0.72

We and our licensees are subject to numerous and complex government regulations which could result in delay and expense.

Governmental authorities in the U.S. and other countries heavily regulate the testing, manufacture, labeling, distribution, advertising and marketing of our proposed products. None of our proprietary products under development has been approved for marketing in the U.S. Before any products we develop are marketed, FDA and comparable foreign agency approval must be obtained through an extensive clinical study and approval process.

The studies involved in the approval process are conducted in three phases. In Phase 1 studies, researchers assess safety or the most common acute adverse effects of a drug and examine the size of doses that patients can take safely without a high incidence of side effects. Generally, 20 to 100 healthy volunteers or patients are studied in the Phase 1 study for a period of several months. In Phase 2 studies, researchers determine the drug's efficacy with short-term safety by administering the drug to subjects who have the condition the drug is intended to treat, assess whether the drug favorably affects the condition, and begin to identify the correct dosage level. Up to several hundred subjects may be studied in the Phase 2 study for approximately 6 to 12 months, depending on the type of product tested. In Phase 3 studies, researchers further assess efficacy and safety of the drug. Several hundred to thousands of patients may be studied during the Phase 3 studies for a period of from 12 months to several years. Upon completion of Phase 3 studies, a New Drug Application is submitted to the FDA or foreign governmental regulatory authority for review and approval.

The failure to obtain requisite governmental approvals for our products under development in a timely manner or at all would delay or preclude us and our licensees from marketing our products or limit the commercial use of our products, which could adversely affect our business, financial condition and results of operations.

Because we intend that our products will be sold and marketed outside the U.S., we and/or our licensees will be subject to foreign regulatory requirements governing the conduct of clinical trials, product licensing, pricing and reimbursements. These requirements vary widely from country to country. The failure to meet each foreign country's requirements could delay the introduction of our proposed products in the respective foreign country and limit our revenues from sales of our proposed products in foreign markets.

Successful commercialization of our products may depend on the availability of reimbursement to the consumer from third-party healthcare payers, such as government and private insurance plans. Even if one or more products is successfully brought to market, reimbursement to consumers may not be available or sufficient to allow the realization of an appropriate return on our investment in product development or to sell our products on a competitive basis. In addition, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental controls. In the U.S., federal and state agencies have proposed similar governmental control and the U.S. Congress has recently considered legislative and regulatory reforms that may affect companies engaged in the healthcare industry. Pricing constraints on our products in foreign markets and possibly in the U.S. could adversely affect our business and limit our revenues.

RISKS RELATED TO OWNING OUR COMMON STOCK

We do not expect to pay dividends on our common stock in the foreseeable future.

Although our shareholders may receive dividends if, as and when declared by our board of directors, we do not intend to declare dividends on our Common Stock in the foreseeable future. Therefore, you should not purchase our Common Stock if you need immediate or future income by way of dividends from your investment.

We may issue additional shares of our capital stock that could dilute the value of your shares of common stock.

We are authorized to issue 130,000,000 shares of our capital stock, consisting of 120,000,000 shares of our Common Stock and 10,000,000 shares of our preferred stock of which 1,000,000 are designated as Series A Junior Participating Preferred Stock, 800 are designated as Series B 8% Cumulative Convertible Preferred Stock and 600 are designated as Series C 6% Cumulative Convertible Preferred Stock. As of January 18, 2007, 80,236,589 shares of our Common Stock were issued and outstanding and 24,770,586 shares of our Common Stock were issuable upon the exercise or conversion of outstanding options, warrants, or other convertible securities (including preferred stock, warrants and convertible notes held by certain selling shareholders). As of January 31, 2007, there were no shares of our preferred stock outstanding. In light of our need for additional financing, we may issue authorized and unissued shares of Common Stock at below current market prices or additional convertible securities that could dilute the earnings per share and book value of your shares of our Common Stock.

In addition to provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events, certain warrants, provide (with certain exceptions) for an adjustment of the exercise price if we issue shares of Common Stock at prices lower than the then exercise or conversion price or the then prevailing market price. This means that if we need to raise equity financing at a time when the market price for our Common Stock is lower than the exercise or conversion price, or if we need to provide a new equity investor with a discount from the then prevailing market price, then the exercise or conversion price will be reduced and the dilution to shareholders increased.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of Common Stock offered by this prospectus. All proceeds from the sale of the shares covered by this prospectus will be for the account of the selling shareholders named herein. See “Selling Shareholders” and “Plan of Distribution.”

PRIVATE PLACEMENT AGREEMENTS

This prospectus relates to the resale, from time to time, of up to 19,143,800 shares of Common Stock of NexMed, Inc., a Nevada corporation, all of which are being offered by the selling shareholders named in this prospectus. 13,317,000 shares consist of shares of Common Stock and 5,326,800 shares consist of shares of Common Stock issuable upon the exercise of related warrants issued pursuant a Common Stock and Warrant Purchase Agreement dated December 20, 2006 and 500,000 shares consist of shares of Common Stock issuable upon the exercise of warrants issued pursuant to a Securities Purchase Agreement dated November 30, 2006.

On November 30, 2006, we entered into a Securities Purchase Agreement with NexMed (U.S.A.), Inc., our wholly owned subsidiary, and Metronome LPC 1, Inc. Pursuant to the agreement, we issued to Metronome a Secured Senior Note in the amount of $2 million and a four-year immediately exercisable warrant to purchase 500,000 shares of our Common Stock, at an initial exercise price of $0.5535 per share, which is equal to 110% of the volume weighted average trading price of our common stock for the five trading days prior to closing. The warrant contains weighted average anti-dilution protection with a floor exercise price of $0.48 per share. The aggregate purchase price for the Senior Secured Note and warrant was $2 million. The agreement provides that, upon satisfaction of the current mortgage on our East Winsdor, NJ property, we must grant to Metronome a security interest in our East Windsor Property.

The Senior Secured Note provides that principal and unpaid interest are due on the earlier of (i) December 31, 2007 or (ii) our closing on a sale, if any, of our East Windsor Property. The Senior Secured Note also provides for interest payable quarterly at an initial rate of 7.5% per annum, which amount shall increase to 8.5% per annum on May 31, 2007, if we have not entered into a contract for the sale of our East Windsor Property by such date. We may, at our option, pay interest in common stock, at a value equal to the greater of $0.48 per share and 90% percent of the volume weighted average trading price for five trading days prior to the applicable interest payment. We may prepay the note at any time, without penalty.

Pursuant to a Common Stock and Warrant Purchase Agreement, dated December 20, 2006 between us and Southpoint Master Fund, LP and RA Capital Biotech Fund, L.P, we raised $8,657,381.70 (or $0.6501 per share, which was equal to the December 19, 2006 closing bid price of our common stock on the Nasdaq Capital Market) in gross proceeds from a private placement of 13,317,000 shares of common stock and five-year warrants to purchase an aggregate of 5,326,800 shares of common stock at $0.79 per share. We and the purchasers also entered into an Registration Rights Agreement on such date, pursuant to which we agreed to register for resale by the Purchasers the shares of common stock and the shares of common stock underlying the warrants. We may redeem the warrants at $0.01 per share if the closing sales price of our Common Stock is above $5 for ten consecutive trading days as reported on the Nasdaq Capital Market or other principal exchange, subject to exercise of the warrants by the Southpoint and RA Capital prior to the effective date of such redemption.

SELLING SHAREHOLDERS

This prospectus covers only the resale of shares of our Common Stock by selling shareholders. The number of shares of Common Stock that may be actually sold by the selling shareholders will be determined by such selling shareholders.

The following table sets forth: (1) the name of each selling shareholder, (2) the number (as reported by each selling shareholder to the Company) and percentage of shares of our Common Stock beneficially owned by each selling shareholder, including shares purchasable upon exercise of warrants, (3) the maximum number of shares of Common Stock which the selling shareholders can sell pursuant to this prospectus and (4) the number (as reported by each selling shareholder to the Company) and percentage of shares of Common Stock that the selling shareholders would own if they sold all their shares registered by this prospectus. Each selling shareholder will receive all of the net proceeds from the sale of its shares of Common Stock offered by this prospectus.

Because the selling shareholders may sell all or part of their shares of Common Stock pursuant to this prospectus and this offering is not being underwritten on a firm commitment basis, we cannot accurately estimate the number and percentage of shares of Common Stock that the selling shareholders will hold in the aggregate at the end of the offering covered by this prospectus.

Name of Selling Shareholder (1)	# of Shares of Common Stock Owned before this Offering(2)	Percentage of Class owned by the Selling Shareholder before this Offering (3)	Number of Shares of Common Stock being registered by this Prospectus	Number of Shares of Common Stock to be Owned after this Offering (4)	Percentage of Class to be owned by the Selling Shareholder after this Offering (5)
Southpoint Master Fund, LP	14,040,502	16.67%	9,321,900	4,719,102	5.78%
RA Capital Biotech Fund, L.P.	9,321,900	11.24%	9,321,900	0	*
Metronome LPC 1, Inc.	500,000	*	500,000	0	*
Totals	23,862,402	27.3%	19,143,800	4,719,102	5.78%

* less than 1%

(1)
None of the selling shareholders nor any of their officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

(2)
Includes shares of Common Stock and all shares of Common Stock issuable upon the exercise of warrants held by the selling shareholder (including shares that are issuable upon the exercise of warrants issued pursuant to the Common Stock and Warrant Purchase Agreement dated December 20, 2006 that are not exercisable within 60 days). The warrants dated December 20, 2006 provide that the number of shares of our Common Stock that may be acquired by any holder of such warrants upon conversion or exercise thereof is limited to the extent necessary to ensure that, following such exercise, the number of shares of our Common Stock then beneficially owned by the holder of such warrants and any other persons or entities whose beneficial ownership of Common Stock would be aggregated with the holder’s for purposes of the Exchange Act, does not exceed 9.9% of the total number of shares of our Common Stock then outstanding.

(3)
This percentage is calculated using as the numerator, the number of shares of Common Stock included in the prior column and as the denominator, 80,236,589 shares of Common Stock outstanding as of January 31, 2007 plus the number of shares issuable upon the exercise of warrants held by the selling shareholder that are included in the prior column.

(4)
Includes shares of Common Stock and all shares of Common Stock issuable upon the exercise of warrants or conversion of convertible securities held by the selling shareholder (including shares that are issuable upon the exercise of warrants that are not exercisable within 60 days), but assumes the sale of all of the shares of Common Stock being registered by this prospectus.

(5)
This percentage is calculated using as the numerator, the number of shares of Common Stock included in the prior column and as the denominator, 80,236,589 shares of Common Stock outstanding as of January 31, 2007 plus the number of shares of Common Stock, if any, issuable upon the exercise of warrants held by the selling shareholder, assuming the sale by the selling shareholder of all of its shares covered by this prospectus.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock on behalf of the selling shareholders. Sales of shares may be made by selling shareholders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the Nasdaq Capital Market, any other exchange upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

-
a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

-	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

-	ordinary brokerage transactions and transactions in which the broker solicits purchases;

-	through options, swaps or derivatives;

-	in privately negotiated transactions;

-	in making short sales entered into after the date of this prospectus or in transactions to cover such short sales; and

-	put or call option transactions relating to the shares.

The selling shareholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling shareholders. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

The selling shareholders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the selling shareholders and each selling shareholder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

The selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Upon being notified by a selling shareholder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

-	the name of each such selling shareholder and of the participating broker-dealer(s);

-	the number of shares involved;

-	the initial price at which the shares were sold;

-	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

-	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

-	other facts material to the transactions.

In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when a selling shareholder notifies us that a donee or pledgee intends to sell more than 500 shares of Common Stock.

We are paying all expenses and fees in connection with the registration of the shares. The selling shareholders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

Wells Fargo Bank, N.A., located at P.O. Box 64854, South St. Paul, MN 55164-0854, is the transfer agent and registrar for our Common Stock.

LEGAL MATTERS

Certain legal matters with respect to the validity of the issuance of the shares of Common Stock offered by this prospectus have been passed upon on behalf of the Company by Brownstein Hyatt Farber Schreck, P.C., Las Vegas, Nevada.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

NEXMED, INC.

19,143,800 SHARES

COMMON STOCK

PROSPECTUS

February 14, 2007